SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For January 1 to January 31, 2004

               NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

         8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by fur-nishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number as-signed to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

Page 1 of 11 Pages

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THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 , 333-13686, 333-111112 ,333-111113 AND 333-109766), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

  Press Release: NICE Systems Announces Earnings Release and Conference Call Schedule for 2004. Dated January 6, 2004.

  Press Release: NICE joins forces with IBM to deliver fully-integrated digital media solutions and related services. Dated January 20, 2004.

  Press Release: Canadian-Based CUETS Selects NICE to Better Serve its MasterCard Clients. Dated January 27, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:  /s/  Daphna Kedmi

Name:  Daphna Kedmi

Title: Corporate Vice President

General Counsel

Dated: February 9, 2004

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NICE Systems Announces Earnings Release and Conference Call Schedule for 2004

Ra`anana, Israel - January 6, 2004 - NICE Systems (NASDAQ: NICE), a worldwide leader in multimedia digital recording solutions, applications and related professional services for business interaction management, today announced that it plans to report its financial results as follows:

Period Reported	Earnings Release and Conference Call Date
Q4 and total year 2003	Wednesday, February 4, 2004
Q1 2004	Wednesday, May 5, 2004*
Q2 2004	Wednesday, July 28, 2004*
Q3 2004	Wednesday, November 3, 2004*

Following each earnings releases, NICE management will host a teleconference at 8:30 (ET) 15:30 Israel to discuss the results and the company`s outlook.

The calls will be broadcasted live on http://www.nice.com. An online replay will also be available approximately one hour after the call.  A telephone replay of the call will be available for 72 hours after the live broadcast.  Replay information will also be available on the website.

*subject to change

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors.

NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, Los Angeles Police Department, MicroAge Teleservices, NAV Canada, New York Police Department, Nokia, SNT Group, Software Spectrum and Sydney Airport (NICE Web Site: www.nice.com).

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Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

Media
Tania Amar	NICE Systems Tania.amar@nice.com	972-9-775-3896
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3899 877-685-6552
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

      ###

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NICE joins forces with IBM to deliver fully-integrated digital media solutions and related services

Joint development and marketing agreement leverages complementary capabilities and drives global commercial collaboration

Ra`anana, Israel, January 20, 2004 - NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management today announced that it is working with IBM to pursue various joint opportunities on a global basis, in digital video surveillance and Voice over IP for contact centers, financial trading and command and control.

As part of the agreement, NICE has become an Advanced IBM Business Partner, in IBM's PartnerWorld for Developers program for independent software vendors who build solutions using IBM technologies. Together IBM and NICE will provide solutions that include IBM servers, middleware and storage products fully-integrated with NICE voice and video recording platforms and enhanced applications such as content analytics.

Recently, NICE and IBM, working together, won the first contracts for voice and VoIP recording solutions for compliance with financial services customers in Europe involved in retail banking and multi-site trading, The solutions were designed as a centralized recording capability for networked remote branches and trading rooms. The key success factor was the combination of NICE product functionality and IBM services for the design and integration of networking solutions for mission  critical business environments. In addition, IBM and NICE are proactively offering integrated intelligent digital video surveillance solutions for improved security and business operation management.

"Central to IBM's digital media strategy is collaborating with leading application providers such as NICE, said Gabi Tal, Manager of IBM's GTU. "NICE's industry leadership, global presence, technology superiority and large installed base of customers will provide additional business opportunities for IBM in areas where we have a strong focus." Global Technology Unit (GTU) is headquartered in Petah Tikva, Israel and is responsible for promoting world-wide business for IBM with Israeli-based technology companies. The GTU's mission is to evaluate and develop a new generation of partners for IBM whose innovative solutions incorporate IBM products and services, thus ensuring a strong value proposition for both IBM and the partner in joint sales initiatives

IBM's consulting and integration services for digital video surveillance systems are an excellent complement to NICE's digital video recording, video analytics and proactive security management applications. NICE sees growth potential as legacy analog tape-based systems are replaced with digital systems running on IP-based networks, as well as an increasing interest to link security applications, based on video content analytics, with the improvement of business processes and operations.

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Recently NICE installed a digital video surveillance system at IBM EMEA's official briefing center in La Gaude, France, which will be used to demonstrate the next generation digital video capabilities to IBM customers, as part of IBM digital media offering.

Koby Huberman, Corporate VP Business Development and Strategic Alliances for NICE, commented, "We are already working closely with IBM on a variety of opportunities in both digital video surveillance and VoIP recording with several airports and banks. We are committed to building on this foundation and developing a strong, multi-opportunity, long term strategic partnership on a global basis. Relationships with companies like IBM will be instrumental in translating our vision into reality."

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors. (NICE website: www.nice.com)

NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NICE Playback Organizer, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Scenario Replay, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

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For more information on IBM, contact:

Raya Volinski	IBM	972-3-918-8843

For more information on NICE, contact:

Media
Kevin Levi	NICE Systems kevin.levi@nice.com	201-964-2682
Will Hart	Nice Systems William.hart@nice.com	972-9-775-3944
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3899 877-685-6552
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

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Canadian-Based CUETS Selects NICE to Better Serve its MasterCard Clients

Ongoing multi-site installation to be completed mid- 2004

Ra`anana, Israel, January 27, 2004 - NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced that CUETS (CU Electronic Transaction Services), a Canadian MasterCard service provider and credit-card call center outsourcing provider, has chosen NICE Systems to deliver Total (100%) recording and Quality Assurance(QA) solutions for its contact centers in Winnipeg and Regina, Canada.

CUETS is an organization that builds on its service strengths, knowledge and expertise and then markets those services to a wide range of clients. As a principal member of MasterCard International, CUETS supports the MasterCard® family of card brands (MasterCard, Cirrus® and Maestro®) for both card issuing and merchant acquiring services. CUETS currently serves about 500 MasterCard affiliates (credit unions, caisses populaires and other organizations) across Canada.

Installation at both of these Canada-based centers, with a combined total of 225 seats, was completed in December 2003. CUETS also plans a further NICE installation at a new center scheduled to open by mid-year 2004.

The NICE QA solution is an integral component in CUETS` new Corporate Quality Assurance Program.  This program is designed to monitor customer calls to both reward agents for excellent service and to identify areas for improvement. The NICE Total Recording solution enables CUETS to mitigate risk of fraud, to accept voice signatures and to be able to process credit applications over the phone.  Both solutions interface with CUETS` Nortel Meridian computer telephony application.

"We selected NICE after a vendor review process that included a complete business processes analysis to develop requirements and determine the best fit for our overall business," said Stan Kuss, CEO of CUETS.  "The NICE solution meets our need to know exactly what our clients and employees experience during service calls. This knowledge better enables us to reward excellent service and to pinpoint areas where we can improve support of both our clients and employees,"

"Our applications are being used more and more by customers such as CUETS to deliver real business value to the entire organization," said Shlomo Shamir, president and CEO of NICE Systems, Inc.  "By leveraging the NICE solution for its corporate-wide Quality Assurance program, CUETS provides a good working example of our extended value proposition in effective operation."

____ 8 ____

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors. (NICE website: www.nice.com)

NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NICE Playback Organizer, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

Media
Kevin Levi	NICE Systems kevin.levi@nice.com	201-964-2682
Will Hart	Nice Systems William.hart@nice.com	972-9-775-3944
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3899 877-685-6552
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

____ 9 ____

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

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